UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 27, 2017

BYLINE BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-38139	36-3012593
(Commission File Number)	(I.R.S. Employer Identification No.)

180 North LaSalle Street, Suite 300 Chicago, Illinois	60601
(Address of Principal Executive Offices)	(Zip Code)

(773) 244-7000

Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On November 27, 2017, Byline Bancorp, Inc., a Delaware corporation (“Byline”), issued a press release announcing the execution of an agreement and plan of merger in connection with its proposed acquisition of First Evanston Bancorp, Inc., an Illinois corporation (“First Evanston”), and First Evanston’s wholly owned bank subsidiary, First Bank & Trust, based in Evanston, Illinois. Byline also provided supplemental information regarding the proposed transaction in connection with a presentation to investors. A copy of the press release is attached to this report as Exhibit 99.1 and a copy of the presentation materials is attached as Exhibit 99.2, both of which are incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 27, 2017

99.2	Investor Presentation

Forward-Looking Statements

This Current Report on Form 8-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Byline and First Evanston. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Byline’s and First Evanston’s management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. All statements in this Current Report on Form 8-K speak only as of the date they are made, and neither Byline nor First Evanston undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Byline and First Evanston to control or predict, could cause actual results to differ materially from those in such forward-looking statements. These factors include, among others: (i) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (ii) the risk that integration of Byline’s and First Evanston’s operations will be materially delayed or will be more costly or difficult than expected; (iii) the failure of the proposed transaction to close on the expected timeline or at all; (iv) the effect of the announcement of the transaction on customer relationships and operating results; and (v) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning factors and risks that could materially affect Byline’s financial results are included in Byline’s filings with the SEC.

Additional Information

The information included herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. Byline will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of Byline and First Evanston, which also will constitute a prospectus of Byline, that will be sent to the stockholders of Byline and the shareholders of First Evanston. INVESTORS, STOCKHOLDERS OF BYLINE AND SHAREHOLDERS OF FIRST EVANSTON ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT BYLINE, FIRST EVANSTON AND THE PROPOSED TRANSACTION. When filed, the joint proxy statement/prospectus and other documents relating to the merger filed by Byline with the SEC can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Byline’s website at www.bylinebancorp.com under the tab “About Us-Investor Relations.” Alternatively, these documents, when available, can be obtained free of charge from Byline upon written request to Byline Bancorp, Inc., Attn: Corporate Secretary, 180 North LaSalle Street, Suite 300, Chicago, Illinois 60601, 60018 or by calling (773) 244-7000, or from First Evanston upon written request to First Evanston Bancorp, Inc., Attn: Corporate Secretary, 820 Church Street, Evanston, Illinois 60201 or by calling (847) 733-7400.

Participants in this Transaction

Byline, First Evanston, their respective directors and executive officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from Byline’s stockholders and First Evanston’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Byline may be found in the prospectus of Byline relating to its initial public offering of common stock filed with the SEC on July 3, 2017, a copy of which can be obtained free of charge from Byline or from the SEC’s website as indicated above. In addition, information about the directors and executive officers of Byline and First Evanston and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and other relevant materials when filed with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BYLINE BANCORP, INC.

Date: November 27, 2017	By:	/s/ Alberto J. Paracchini
	Name:	Alberto J. Paracchini
	Title:	President and Chief Executive Officer

3